TITAN AMERICA SA Public limited liability company (société anonyme) Place Sainte-Gudule 14, 1000 Brussels, Belgium 1011.751.174 (RLE Brussels, French-speaking division) CONVENING NOTICE The Board of Directors of Titan America SA (the Company) is pleased to invite the shareholders of the Company to the Ordinary General Meeting of Shareholders to be held on Tuesday, May 5, 2026, at 10:00 a.m. CET (the Meeting), at the offices of Allen Overy Shearman Sterling (Belgium) LLP located at av. Tervueren 268A, 1150 Brussels, Belgium. In order to facilitate the keeping of the attendance list on the day of the Meeting, shareholders and their representatives as the case may be, are invited to register as of 09:30 a.m. CET. Shareholders who wish to participate at the Meeting without attending in person have the option to do so by proxy or by voting card before the Meeting. Further instructions as to the modalities of participation are set out below. AGENDA OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS (1) Acknowledgement of the Annual Report of the Board of Directors and the Report of the Statutory Auditor on the annual accounts of the Company for the financial year ended December 31, 2025. (2) Approval of the Statutory Annual Financial Statements for the financial year ended December 31, 2025, and allocation of the result. Proposed resolution: Approval of the Statutory Annual Financial Statements relating to the financial year ended December 31, 2025, and allocation of the result as set out therein. (3) Approval of the reliance by the Company on the exemption of the obligation to draw up consolidated annual accounts and an annual report on the consolidated accounts. Informative note to shareholders: The Company wishes to rely on the exemption given the fact that (i) its parent company, Titan SA, already prepares consolidated annual accounts and an annual report on its consolidated annual accounts and (ii) the Company and its subsidiaries already issues a Form 20-F Annual Report, which includes the Company’s consolidated accounts on an IFRS- basis. Proposed resolution: Approval of the reliance by the Company on the exemption of the obligation to draw up consolidated annual accounts and an annual report on the consolidated accounts pursuant to article 3:26 §1 juncto §2 of the Belgian Code on Companies and Associations. The Company is entitled to rely on the exemption, given the aforementioned reasons. The Company’s use of the exemption, which is renewable, shall apply to financial years 2025 and 2026. Exhibit 99.2

(4) Distribution out of the Company's available issue premium.

<u>Proposed resolution:</u> *Approval of the distribution, out of the Company's available issue premium, of (a gross amount of) USD 0.16 per share, whereby the Board of Directors shall be accorded the discretionary power to pay out the distribution in several instalments, determine the size of an instalment, and set an ex-date, a record date, and a payment date for any distributions out of the available issue premium account as approved hereunder.*

(5) Discharge to the (current and former) members of the Board of Directors from any liability arising from the performance of their duties during the financial year ended December 31, 2025.

<u>Proposed resolution:</u> *Discharge to the following persons for the exercise of their mandate as directors during the financial year ended December 31, 2025:*

Nikolaos Andreadis (until February 10, 2025), William John Antholis (from February 10, 2025), James William Bachmann (from February 10, 2025), Nikolaos Birakis (until February 10, 2025), Marcel Constantin Cobuz (from February 10, 2025), Michael Colakides, Grigorios Dikaios (until February 10, 2025), Sandra Maria Soares Santos (from February 10, 2025), Willem Jozef L. Van Der Smissen (from February 10, 2025), and Vassilios Zarkalis (from February 10, 2025).

(6) Discharge to the statutory auditor of the Company from any liability arising from the performance of their duties during the financial year ended December 31, 2025.

<u>Proposed resolution:</u> *Discharge to the statutory auditor of the Company, PricewaterhouseCoopers Réviseurs d'Entreprises SRL, with registered office at 1831 Diegem, 5 Culliganlaan, Brussels, represented by Didier Delanoye, for the performance of its mandate during the financial year ended December 31, 2025.*

(7) Appointment and renewal of the mandates of the members of the Board of Directors.

<u>Proposed resolutions:</u>

a. *Renewal of the mandate of Mr. James William Bachmann as independent director of the Company for a term of one year expiring at the end of the annual general meeting of shareholders to be held in 2027.*

b. *Renewal of the mandate of Mr. Marcel Constantin Cobuz as director of the Company for a term of one year expiring at the end of the annual general meeting of shareholders to be held in 2027.*

c. *Renewal of the mandate of Mr. Michael Colakides as director of the Company for a term of one year expiring at the end of the annual general meeting of shareholders to be held in 2027.*

d. *Renewal of the mandate of Ms. Sandra Maria Soares Santos as independent director of the Company for a term of one year expiring at the end of the annual general meeting of shareholders to be held in 2027.*

e. *Renewal of the mandate of Mr. Willem Jozef L. Van Der Smissen as independent director of the Company for a term of one year expiring at the end of the annual general meeting of shareholders to be held in 2027.*

f. *Renewal of the mandate of Mr. Vassilios Zarkalis as director of the Company for a term of one year expiring at the end of the annual general meeting of shareholders to be held in 2027.*

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-3- g. Appointment of Ms. Evangelia Kostakis as independent director of the Company for a term of one year expiring at the end of the annual general meeting of shareholders to be held in 2027. (8) Approval of the remuneration of the members of the Board of Directors. Proposed resolution: The Meeting decides to set the annual remuneration of the independent directors of the Company for their participation in the Board of Directors at the amount of USD 175,000 gross per year and per independent director. Independent directors will not be entitled to any remuneration for their participation in committees of the board of directors. The remuneration of independent directors will consist of the following: (a) cash compensation representing 50% of their total annual remuneration, and (b) annual compensation in the form of shares representing 50% of their total remuneration. Independent directors do not receive any performance-based variable compensation or any pension benefits. Non-independent directors will not be entitled to any annual remuneration (whether in cash or in the form of shares) for their membership on the board of directors. (9) Power of attorney. Proposed resolution: The Meeting decides to grant a special power of attorney to Jan Moriaux, Michael Colakides, Vassilios (Bill) Zarkalis, John Christy, Lawrence (Larry) Wilt, Grigorios Dikaios, Nikolaos Andreadis, as well as to Sophie Rutten, Jasper Clarys and Susana Gonzales or any other lawyer or associate of Allen Overy Shearman Sterling (Belgium) LLP, each acting independently, in order to draft, execute and sign all documents, instruments, acts and formalities and to give all necessary or useful instructions to implement the aforementioned resolutions, including, but not limited to, the filing of the annual accounts closed on December 31, 2025, and the annual report and the statutory auditor’s report relating thereto, with the National Bank of Belgium, the (re)appointment of the Company’s directors, and the completion of the necessary publication formalities, with the right to delegate. In order to be adopted, the proposed resolutions of the items on the agenda of this Meeting require a simple quorum and a simple majority of the votes cast at the Meeting, except for agenda item (3) which requires a quorum and majority of 90% of the outstanding shares. ADMISSION FORMALITIES AND PARTICIPATION TO THE MEETING In order to attend and vote to the Meeting, shareholders are required to comply with article 35 of the Company’s Articles of Association. (1) Registration Date and Notification Date: In accordance with article 35 of the Company’s Articles of Association, the Board of Directors sets (i) the registration date for the Meeting on Tuesday, April 21, 2026, at midnight CET (the Registration Date) and (ii) the deadline for holders of shares issued by the Company to notify their participation to the Meeting on Friday, May 1, 2026 at 11:59 p.m. ET (the Notification Deadline). Only persons owning shares issued by the Company on the Registration Date, who have notified their intention to participate to the Meeting by the Notification Deadline, shall be entitled to participate to and vote at the Meeting. (2) Registration: The right to participate to and vote at the Meeting is only granted on the basis of the registration of the shares on the Registration Date as follows:

-4- a. For holders of shares directly reflected in the US share register (i.e. not through DTCC): The shareholders that are directly reflected on the volume of the Company’s share register that is held in the United States and managed by Computershare (the US Share Register) may only be admitted to the Meeting if their ownership of the shares is reflected in the US Share Register on the Registration Date. The Company’s US transfer agent will, no later than the day after the Registration Date, provide the Company directly or indirectly with a shareholder list at the Registration Date that contains all the registered shareholders whose holding is directly reflected in the US Share Register. The Company shall determine the ownership of the relevant shares at the Registration Date solely based on the aforementioned information. b. For holders of shares indirectly reflected in the US Share Register (i.e. through DTCC): The shareholders that are indirectly reflected on the US Share Register, through Cede & Co., the nominee holder of the shares held for the beneficial owners through the DTCC system, may only be admitted to the Meeting if their ownership of the shares is included in the information provided to the Company no later than the day after the Registration Date through the broker, financial institution or other intermediary of such shareholder. The Company shall determine the ownership of the relevant shares at the Registration Date solely based on the aforementioned information. (3) Notification of attendance: In order to participate to, and vote at, the Meeting, shareholders must notify the Company or the person designated for this purpose by the Company of their intention to attend the Meeting, indicating the number of shares with which they wish to participate, whereby: a. For holders of shares directly reflected in the US Share Register (i.e. not through DTCC): The shareholders that are directly reflected on the US Share Register that seek to notify the Company of their intention to participate must ensure that the notice of attendance form is duly completed. b. For holders of shares indirectly reflected in the US Share Register (i.e. through DTCC): The shareholders that are indirectly reflected on the US Share Register through Cede & Co., the nominee holder of the shares held for the beneficial owners through the DTCC system, that seek to notify the Company of their intention to participate must ensure that the notification of attendance is duly completed and that such form is accompanied by a certificate from a broker, financial institution or other intermediary indicating that such shareholder was the owner of such shares on the Registration Date. The notification of attendance form is available upon request via email at general- meeting@titanamerica.com. The signed notification must be sent electronically by email to the following address general-meeting@titanamerica.com or physically, to the Company’s registered office (for the attention of Jan Moriaux). The Company must receive this notification at the latest on the Notification Deadline. Only the persons who are shareholders of the Company on the Registration Date and who have complied with the above admission formalities by the Notification Deadline will be authorized to attend the Meeting. The Company encourages its shareholders to participate at the Meeting through a signed proxy or voting card (as further explained below). If a shareholder attends the Meeting in person, it may revoke its signed proxy until the Notification Deadline. The submission of a proxy or a voting card, as the case

-5- may be, accompanied by the requisite certificate from a broker, financial institution or other intermediary as regards the shareholder indirectly reflected on the US Share Register, shall also qualify as a notification of attendance, provided that the signed proxy reaches the Company at the latest on the Notification Deadline. VOTING BY PROXY Shareholders wishing to be represented at the Meeting by a proxy must designate their proxyholder and, as the case may be, indicate their voting instructions using the form prepared by the Company, which is available upon request via email at general-meeting@titanamerica.com, provided that they have complied with the admission formalities set out above. The appointment of a proxyholder may take place in paper form or electronically. The signed paper form must be received by the Company at the latest on the Notification Deadline. The duly completed and signed form, as the case may be, accompanied by the requisite certificate from a broker, financial institution or other intermediary as regards the shareholder indirectly reflected on the US Share Register, must be sent electronically to the e-mail address general-meeting@titanamerica.com or physically, to the Company’s registered office (for the attention of Jan Moriaux) within the abovementioned period. REMOTE VOTING BY CORRESPONDENCE THROUGH VOTING CARD In accordance with Article 36 of the Company’s Articles of Association, shareholders may vote remotely before the Meeting, by correspondence, using the voting card available upon request via email at general-meeting@titanamerica.com, provided that they have complied with the admission formalities set out above. The voting card must be received by the Company at the latest on the Notification Deadline. The duly completed and signed voting card, as the case may be accompanied by the requisite certificate from a broker, financial institution or other intermediary as regards the shareholder indirectly reflected on the US volume of the share register, must be sent electronically to the e-mail address general- meeting@titanamerica.com or physically, to the Company’s registered office (for the attention of Jan Moriaux) within the abovementioned period. QUESTIONS In accordance with Article 38 of our Articles of Association, if a shareholder wishes to submit written questions that relate to items on the agenda of the Meeting, to the members of the Board of Directors and/or to the statutory auditor, said shareholder must ensure that the Company receives these written questions in advance of the Meeting and at the latest on the sixth day preceding the day of the Meeting, i.e. no later than Wednesday, April 29, 2026. Shareholders of the Company may also submit questions that relate to items on the agenda of the Meeting to the members of the Board of Directors and/or to the statutory auditor during the course of the Meeting, provided that the shareholder asking the question(s) has complied with the admission formalities set out above.

-6- COMMUNICATION WITH THE COMPANY AND AVAILABILITY OF DOCUMENTS The Company recommends and encourages its shareholders to make use of e-mail for all communications with the Company regarding the Meeting. The Company’s email address for such communications is: general-meeting@titanamerica.com. If shareholders who have complied with the admission formalities set out above want to receive the financial statements and reports by email, they should address such request to general- meeting@titanamerica.com. DATA PROTECTION The Company processes information about shareholders which constitute personal data. The Company’s Privacy Notice is available on the Company’s website (link: www.titanamerica.com). On behalf of the Board of Directors